Room 4561

August 16, 2006

Mr. Keith Schneck
Executive Vice President and Chief Financial Officer
Neoware, Inc.
3200 Horizon Drive
King of Prussia, PA 19406

> **Re:** **Neoware, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Filed September 13, 2006**
> **Form 8-K Filed April 27, 2006**
> **File No. 000-21240**

Dear Mr. Schneck:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief